SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)

LNB Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

502100-10-0
(CUSIP Number)

Umberto P. Fedeli, The Fedeli Group, 5005 Rockside Road, Fifth Floor, Independence, OH 44131, (216) 328-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502100-10-0	Page 2 of 6

1	name of reporting person s.s. or i.r.s. identification no. of above person Umberto P. Fedeli
2	check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	sec use only
4	source of funds PF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America

number of shares beneficially owned by each reporting person with	7	sole voting power 714,348
	8	shared voting power
	9	sole dispositive power 714,348
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person 714,348
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 9.0%
14	type of reporting person* IN

CUSIP No. 502100-10-0	Page 3 of 6

Item 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D relates to shares of common stock, par value $1.00 per share (the “Shares”), of LNB Bancorp, Inc., an Ohio corporation (the “Company”), and is filed by Umberto P. Fedeli.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The Shares reported in Item 5(c) as having been acquired by Mr. Fedeli were acquired for the aggregate purchase price of approximately $11,700.00 (excluding commissions) with Mr. Fedeli’s personal funds.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

Mr. Fedeli, a long-time investor in community banks and thrifts, purchased the Shares for investment.

On September 18, 2012, Mr. Fedeli sent a letter to Mr. Daniel E. Klimas, the Company’s president and chief executive officer, and the board of directors. The letter is attached as exhibit 7.1.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are amended and supplemented as follows:

(a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,944,354 Shares outstanding.

Mr. Fedeli beneficially owns a total of 714,348 Shares, or 9.0% of the outstanding Shares.

CUSIP No. 502100-10-0	Page 4 of 6

(c) In the past sixty days, Mr. Fedeli purchased 2,000 Shares in open market transactions as set forth below:

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
07/25/2012	2,000	$5.85

Item 7.	Material to be Filed as Exhibits.

7.1	September 18, 2012 letter to Mr. Daniel E. Klimas and the board of directors of LNB Bancorp, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2012

/s/ Umberto P. Fedeli
Umberto P. Fedeli

EXHIBIT INDEX

Exhibit Number	Description

7.1	September 18, 2012 letter to Mr. Daniel E. Klimas and the board of directors of LNB Bancorp, Inc.